Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

January 10, 2024

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn:	Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 27, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 22, 2023

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated November 21, 2023.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Note 5. Business Combinations, page F-10

Comment 1. Regarding the revised disclosure provided in your response to prior comment 2, which you included in the September 30, 2023 Form 10-Q, please explain to us further the basis for your conclusion that Logiq did not have effective control of the Company’s shares between the January 27, 2022 transaction and July 27, 2022 spin off. Reconcile this with your June 30, 2022 Form 10-Q disclosure where you indicate that as the Company is a majority-owned and controlled subsidiary of Logiq, its results of operations and financial position are consolidated with Logiq’s financial statements.

Response 1. In response to the comment, the Company advises that a record date had been set and Logiq held the shares for the benefit of its stockholders of record as of that date during the period from January 27, 2022 transaction and July 27, 2022. As a result, thought the shares were held in the name of Logiq such that the financials were continuing to be consolidated, the underlying beneficial owners were attributable to the stockholders of record.

For several purposes, the definition of “beneficial ownership” is determined by voting or investment control over the securities (pursuant to Rule 16a-1(a)(l)).

The record date finalizes the transfer of the stock’s ownership. The record date, which is set by a company’s board of directors, is the date on which the company compiles a list of shareholders of the stock for which it has declared a dividend. This list is used to determine the shareholders entitled to receive the dividend (See U.S. Securities and Exchange Commission. “Bylaws of Mentor Graphics Corporation: Article I Shareholders.”). In addition, a record date is used to determine who should receive stock reports, financial reports, proxy statements, and other financial information relating to the company and its stock. The record date, along with the ex-dividend date, is important for investors to know to ensure they’re eligible to receive the dividends they seek. (See U.S. Securities and Exchange Commission. “Ex-Dividend Dates: When Are You Entitled to Stock and Cash Dividends.”)

The new buyer/transferee is now the owner of record and is entitled to any dividends. That new buyer/transferee is also entitled to transfer the shares in a private transaction (exempt from registration requirements), and the subsequent acquiror would be able to enforce any transaction agreements or understandings made after the record date according to generally accepted applicable state law.

Comment 2. We note from your response to comment 2 that you have concluded GoLogiq LLC is the accounting acquirer in the AppLogiq/CreateApp business acquisition and the transaction was a reverse acquisition. You state on page 1 of the Form 10-K that the Company ceased to be a shell company as a result of the CreateApp acquisition. Considering you clearly assert that you were a public shell company prior to this transaction and GoLogiq LLC/CreateApp was an operating business, please provide us with a comprehensive analysis as to how you considered whether this transaction was a reverse recapitalization, which would not have resulted in the recognition of goodwill or intangible assets, rather than a reverse acquisition business combination transaction.

Response 2. After management review of the facts of the situation at hand, it has determined that a restatement of the filings in question is necessary. The reason for the restatement of the acquisition of Gologiq by Lovarra from that of a reverse merger to that of a capital transaction is that management has subsequently determined that Lovarra does not meet the definition of a business under ASC 805.  Under ASC 805, a business consists of inputs and processes applied to those inputs that have the ability to create outputs.  Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.  In the context of Lovarra and its previous SEC filings, Lovarra, despite having some IP and a business plan, was disclosed as a going concern risk and was not producing any outputs nor generating business revenue and, therefore, did not meet the definition of a business.

So in this situation, the merger of Gologiq (a private operating entity) into Lovarra (a nonoperating public shell corporation with nominal net assets) resulted in the owners of Gologiq (the private entity) gaining control over the combined entity after the transaction, and the shareholders of Lovarra (the former public shell corporation) continuing only as passive investors.  Because the accounting acquiree (Lovarra) is a nonoperating public shell corporation and does not meet the definition of a business, management has determined that this transaction should not be considered a business combination.

Instead, this transaction should be considered a capital transaction by Lovarra (the legal acquiree) where Gologiq issues shares for the net monetary assets of Lovarra accompanied by a recapitalization.  The excess of the fair value of the shares issued by Gologiq over the value of the net monetary assets of Lovarra will be recognized as a reduction to equity.

Based upon the above analysis, the company will restate the transaction accordingly.

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

CC	Granger Whitelaw, CEO
GoLogiq, Inc.